Exhibit 8(rrr)
SHAREHOLDER SERVICES AGREEMENT
     This Agreement is made as of December 28th, 2007, by and between Lord Abbett Distributor LLC (the “Distributor”), a New York limited liability company, and ML Life Insurance Company of New York (the “Company”), a New York life insurance company.
     WHEREAS, the Company has entered into a participation agreement dated October 11, 2002 (the “Participation Agreement”) with Distributor and each of the investment companies comprising the Lord Abbett Family of Funds, including each separate investment portfolio thereof, whether existing at the date of such Agreement or established subsequent thereto (hereinafter referred to individually and collectively as the “Fund”) with respect to the purchase of Class A shares (“Shares”) of the Funds by certain separate accounts of the Company (“Accounts”) for certain variable life insurance policies or variable annuity contracts issued by the Company (the “Contracts”); and
     WHEREAS, the Fund is registered, or is a series of a fund registered, as an open-end investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and
     WHEREAS, the Distributor serves as the distributor to the Fund; and
     WHEREAS, the Company desires to provide certain shareholder services to owners of the Contracts (“Contract Owners”) in connection with their allocation of contract values to the Shares of the Fund and Distributor desires Company to provide such services, subject to the conditions of this Agreement; and
     WHEREAS, pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a Distribution and Shareholder Servicing Plan with respect to the Shares (the “12b-1 Plan”) which, among other things, authorizes the Distributor to enter into this Agreement with organizations such as Company and to compensate such organizations out of each Fund’s average daily net assets attributable to the Shares:
     NOW, THEREFORE, in consideration of mutual covenants contained in this Agreement, the Distributor and the Company agree as follows:
     1. Services of Company.
          (a) The Company shall provide any combination of the following support services, as agreed upon by the parties from time to time, to Contract Owners who allocate contract values to the Shares of the Fund: delivering prospectuses, statements of additional information, shareholder reports, proxy statements, and marketing materials to prospective and existing Contract Owners; providing educational materials regarding the Shares; providing facilities to answer questions from Contract Owners about the Funds; receiving and answering correspondence concerning the Fund; complying with federal and state securities laws pertaining to the sale of Shares; assisting Contract Owners in completing application forms and selecting account options; responding to Contract Owner inquiries relating to the services performed by the Company; and such other similar services as mutually agreed from time to time to the extent the Company is permitted to do so under federal and state statutes, rules and regulations.

          (b) The Company will provide such office space and equipment, telephone facilities, and personnel as may be reasonably necessary or beneficial in order to provide such services to Contract Owners.
          (c) The Company will furnish to the Distributor, the Fund, or their designees such information as the Distributor or Fund may reasonably request, and will otherwise cooperate with the Distributor and Fund in the preparation of reports to the Trust’s Board of Directors/Trustees concerning this Agreement, as well as any other reports or filings that may be required by law.
     2. Maintenance of Records. The Company shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services herein. Upon the reasonable request of Distributor or the Funds, Company shall provide Distributor, the Funds, or the representative of either, copies of all such records. Upon reasonable notice and as necessary to comply with a request or order of regulatory, legal or judicial nature, Company agrees to provide or make available for inspection such records or other information concerning the Accounts as Funds may reasonably request.
     3. Fees.
          (a) In consideration of the Company’s performance of the services described in this Agreement subject to Section 3(b) — 3(d) below, Distributor shall pay to the Company a monthly fee (“Servicing Fee”) calculated as follows: the average aggregate amount invested each calendar month by the Company in the Shares of the Fund that are attributable to the Contracts is multiplied by a pro rata fee factor. The pro rata fee factor is calculated by: (a) dividing the per annum factor set forth on Exhibit A for the Shares of the Fund by the number of days in the applicable year, and (b) multiplying the result by the actual number of days in the applicable month. The average aggregate amount invested in the Fund over a one-month period shall be computed by totaling the aggregate investment (Share net asset value multiplied by total number of Shares of the Fund held by the Company) on each business day during the month and dividing by the total number of business days during such month.
     Distributor will calculate the fee at the end of each calendar month and will make such payment to the Company, without demand or notice by the Company, within thirty (30) days thereafter. The payment will be accompanied by a statement showing the calculation of the amounts being paid by Distributor and such other supporting data as may be reasonably requested by the Company.
     The parties hereto agree that the payments to Company under this Section 3 do not constitute payment in any manner for distribution services.
          (b) The Company understands and agrees that the Distributor receives the Servicing Fees from the Fund and that the Fund may increase, decrease or terminate the Servicing Fees at any time, in their sole discretion. Accordingly, the Company understands and agrees that the Distributor’s duty to make these payments is subject to the continuation of the arrangements under which the Funds make such payments to the Distributor.
          (c) The Company understands and agrees that payment of the Servicing Fees described in Section 3(a) above is subject to Fund’s 12b-1 Plan being operative and that no Servicing Fees will be paid with respect to any period in which the Fund’s 12b-1 Plan is not operative. Distributor shall notify Company of any Fund 12b-1 Plan that is not operative.

          (d) Except as otherwise expressly provided in this Agreement, each party agrees to bear all expenses incident to performance by the party under this Agreement. Distributor and Company agree that, notwithstanding the existence of any other agreement(s) between the parties and/or its affiliates as of the date of this Agreement, the Company and/or its affiliates shall receive no other compensation with respect to the Shares purchased by or on behalf of the Account and/or with respect to the Contracts, except as set forth in the following four agreements: (i) this Agreement; (ii) the Participation Agreement; (iii) the Administrative Services Agreement between the Company and Adviser dated October 11, 2002; and (iv) the Sub-Transfer Agency Agreement between the Company and Fund dated October 11, 2002.
          (e) Payment of fees under this Agreement shall be made to Company in accordance with Company procedures. Company may amend such procedures and in the event of such amendment will provide sufficient notice to the paying entity.
     4. Representations, Warranties and Agreements.
     The Company represents, warrants, and covenants that if required by applicable law, the Company will disclose to each Contract Owner the existence of the Servicing Fee received by the Company pursuant to this Agreement in a form consistent with the requirements of applicable law.
     The Distributor represents and warrants that it is a broker-dealer registered under the Securities Exchange Act of 1934 and it is authorized by the Fund’s Board of Directors/Trustees to enter into this Agreement.
     5. Term and Termination.
          (a) The Service Agreement will not take effect with respect to the Fund until arrangement described herein has been approved by a majority vote of both (i) the full Board of Directors/Trustees, as the case may be, of the Fund, and (ii) those Directors/Trustees who are not “interested persons” of the Fund (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the 12b-1 Plan relating to the Fund or any agreement relating to such 12b-1 Plan, including this Agreement, cast in person at a meeting called for the purpose of voting on such approval.
          (b) Unless sooner terminated with respect to the Fund, this Agreement will continue with respect to the Fund only if the continuance of a form of this Agreement is specifically approved at least annually by the vote of a majority of the members of the Board of Directors/Trustees of the Fund who are not “interested persons” (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the 12b-1 Plan relating to the Fund or any agreement relating to such 12b-1 Plan, including this Agreement, cast in person at a meeting called for the purpose of voting on such approval.
          (c) This Agreement will automatically terminate with respect to the Fund in the event of its assignment (as such term is defined in the 1940 Act) with respect to the Fund. This Agreement may be terminated with respect to the Fund by the Distributor or by the Company, without penalty, upon sixty (60) days’ prior written notice to the other party. This Agreement may also be terminated with respect to the Fund at any time without penalty by the vote of a majority of the members of the Board of Directors/Trustees of the Fund who are not “interested persons” (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the 12b-1 Plan relating to the Fund or any agreement relating to such Plan, including this Agreement, or by a vote of a majority of the Shares of the Fund on 60 days’ written notice.
          (d) In addition, either party may terminate this Agreement immediately if at any time it is determined by any federal or state regulatory authority that compensation to be paid under this Agreement is in violation of or inconsistent with any federal or state law.
     6. Indemnification.
          (a) Company agrees to release, indemnify and hold harmless the Distributor and the Fund from and against any and all liabilities or losses directly resulting from any action or inaction by the Company, its directors, officers, partners, employees or agents regarding the Company’s responsibilities under this Agreement.
          (b) Distributor agrees to release, indemnify and hold harmless the Company from and against any and all liabilities or losses directly resulting from any action or inaction by the Distributor, its directors, officers, partners, employees or agents or affiliates regarding the Distributor’s responsibilities under this Agreement.
     7. Miscellaneous.
          (a) No modification of any provision of this Agreement will be binding unless in writing and executed by the parties. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver.
          (b) This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however, that neither this Agreement nor any rights, privileges, duties, or obligations of the parties may be assigned by either party without the written consent of the other party or as expressly contemplated by this Agreement.
          (c) This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, exclusive of conflicts of laws.
          (d) This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers and their respective corporate seals hereunto duly affixed and attested, as of the day and year above written.

ML LIFE INSURANCE COMPANY OF NEW YORK
By:	/s/ Lonny J Olejniczak
	Name:	Lonny J Olejniczak
	Title:	President

LORD ABBET DISTRIBUTOR LLC By Lord, Abbett & Co. LLC, its Managing Member
By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member

     EXHIBIT A to Shareholders Service Agreement

Current Annual Class A
Name of Portfolio	12b-1 Service Fee*

Lord Abbett Bond Debenture Fund, Inc.	0.25%

Lord Abbett Mid-Cap Value Fund, Inc.	0.25%

Lord Abbett Affiliated Fund, Inc.	0.25%

*	Shall not exceed 0.25%

+	See Section 3 of this Agreement for limitations and exception/restrictions on fee payment